GRUPO CARSO, S.A. DE C.V.

29 july, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049184

SUPPL

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of june 30, 2002 and 2001 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Act. Gonzalo Lira Coria
Attorney in fact

dlw 8/20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**61,977,373**	**100**	**85,843,170**	**100**
2	**CURRENT ASSETS**	**19,904,966**	**32**	**33,072,735**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	1,489,969	2	6,820,180	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,797,165	13	8,225,669	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,298,570	2	8,110,050	9
6	INVENTORIES	9,084,486	15	9,676,491	11
7	OTHER CURRENT ASSETS	234,776	0	240,345	0
8	**LONG-TERM**	**2,339,198**	**4**	**4,209,915**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	90,900	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,596,854	3	1,627,575	2
11	OTHER INVESTMENTS	651,444	1	2,582,340	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,277,350**	**55**	**34,627,944**	**40**
13	PROPERTY	24,615,559	40	24,412,741	28
14	MACHINERY AND INDUSTRIAL	30,789,395	50	29,858,680	35
15	OTHER EQUIPMENT	4,258,325	7	4,261,153	5
16	ACCUMULATED DEPRECIATION	27,142,578	44	25,920,336	30
17	CONSTRUCTION IN PROGRESS	1,756,649	3	2,015,706	2
18	**DEFERRED ASSETS (NET)**	**4,969,427**	**8**	**12,846,668**	**15**
19	**OTHER ASSETS**	**486,432**	**1**	**1,085,908**	**1**
20	**TOTAL LIABILITIES**	**35,230,484**	**100**	**51,170,156**	**100**
21	**CURRENT LIABILITIES**	**16,500,973**	**47**	**25,391,375**	**50**
22	SUPPLIERS	3,170,997	9	3,259,596	6
23	BANK LOANS	7,480,342	21	4,600,827	9
24	STOCK MARKET LOANS	1,372,481	4	8,212,765	16
25	TAXES TO BE PAID	1,176,257	3	896,817	2
26	OTHER CURRENT LIABILITIES	3,300,896	9	8,421,370	16
27	**LONG-TERM LIABILITIES**	**9,877,541**	**28**	**16,553,550**	**32**
28	BANK LOANS	9,862,703	28	12,657,910	25
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	14,838	0	3,895,640	8
31	**DEFERRED LOANS**	**8,707,374**	**25**	**9,093,627**	**18**
32	**OTHER LIABILITIES**	**144,596**	**0**	**131,604**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**26,746,889**	**100**	**34,673,014**	**100**
34	**MINORITY INTEREST**	**5,150,978**	**19**	**9,607,906**	**28**
35	**MAJORITY INTEREST**	**21,595,911**	**81**	**25,065,108**	**72**
36	**CONTRIBUTED CAPITAL**	**7,084,522**	**26**	**9,750,161**	**28**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,021,459	4	1,360,291	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,345,443	16	5,809,825	17
39	PREMIUM ON SALES OF SHARES	1,717,620	6	2,580,045	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,511,389**	**54**	**15,314,947**	**44**
42	RETAINED EARNINGS AND CAPITAL RESERVE	45,599,658	170	44,813,036	129
43	REPURCHASE FUND OF SHARES	2,007,185	8	2,958,370	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(34,406,360)	(129)	(33,821,737)	(98)
45	NET INCOME FOR THE YEAR	1,310,906	5	1,365,278	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,489,969**	**100**	**6,820,180**	**100**
46	CASH	535,603	36	2,020,957	30
47	SHORT-TERM INVESTMENTS	954,366	64	4,799,223	70
18	**DEFERRED ASSETS (NET)**	**4,969,427**	**100**	**12,846,668**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,536,868	71	2,877,968	22
49	GOODWILL	1,336,672	27	9,907,563	77
50	DEFERRED TAXES	95,630	2	61,137	0
51	OTHERS	257	0	0	0
21	**CURRENT LIABILITIES**	**16,500,973**	**100**	**25,391,375**	**100**
52	FOREING CURRENCY LIABILITIES	5,369,677	33	7,045,280	28
53	MEXICAN PESOS LIABILITIES	11,131,296	67	18,346,095	72
24	**STOCK MARKET LOANS**	**1,372,481**	**100**	**8,212,765**	**100**
54	COMMERCIAL PAPER	1,372,481	100	7,269,295	89
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	943,470	11
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,300,896**	**100**	**8,421,370**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	227,307	7	892,905	11
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,073,589	93	7,528,465	89
27	**LONG-TERM LIABILITIES**	**9,877,541**	**100**	**16,553,550**	**100**
59	FOREING CURRENCY LIABILITIES	4,417,352	45	11,721,540	71
60	MEXICAN PESOS LIABILITIES	5,460,189	55	4,832,010	29
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**14,838**	**100**	**3,895,640**	**100**
63	OTHER LOANS WITH COST	14,838	100	3,895,640	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,707,374**	**100**	**9,093,627**	**100**
65	NEGATIVE GOODWILL	22,457	0	527,678	6
66	DEFERRED TAXES	8,684,590	100	8,475,170	93
67	OTHERS	327	0	90,779	1
32	**OTHER LIABILITIES**	**144,596**	**100**	**131,604**	**100**
68	RESERVES	131,359	91	129,143	98
69	OTHERS LIABILITIES	13,237	9	2,461	2
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(34,406,360)**	**100**	**(33,821,737)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	218,771	1	218,771	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(34,625,131)	(101)	(34,040,508)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,403,993	7,681,360
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	961	1,601
75	EMPLOYERS (*)	42,108	57,876
76	WORKERS (*)	22,969	24,422
77	CIRCULATION SHARES (*)	883,368,200	890,250,000
78	REPURCHASED SHARES (*)	31,631,800	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**24,167,509**	**100**	**25,824,110**	**100**
2	COST OF SALES	17,165,477	71	18,083,762	70
3	**GROSS INCOME**	**7,002,032**	**29**	**7,740,348**	**30**
4	OPERATING	3,699,424	15	3,719,600	14
5	**OPERATING INCOME**	**3,302,608**	**14**	**4,020,748**	**16**
6	TOTAL FINANCING COST	809,117	3	1,200,120	5
7	**INCOME AFTER FINANCING COST**	**2,493,491**	**10**	**2,820,628**	**11**
8	OTHER FINANCIAL OPERATIONS	(27,292)	0	(190,872)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,520,783**	**10**	**3,011,500**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	986,085	4	1,316,978	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,534,698**	**6**	**1,694,522**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	221,055	1	240,231	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,755,753**	**7**	**1,934,753**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	580,816	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,755,753**	**7**	**1,353,937**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,755,753**	**7**	**1,353,937**	**5**
19	NET INCOME OF MINORITY INTEREST	444,847	2	(11,341)	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,310,906**	**5**	**1,365,278**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**24,167,509**	**100**	**25,824,110**	**100**
21	DOMESTIC	21,904,312	91	22,838,312	88
22	FOREIGN	2,263,197	9	2,985,798	12
23	TRANSLATED INTO DOLLARS (***)	240,563	1	301,450	1
6	**TOTAL FINANCING COST**	**809,117**	**100**	**1,200,120**	**100**
24	INTEREST PAID	1,187,458	147	1,936,878	161
25	EXCHANGE LOSSES	1,123,979	139	1,284,373	107
26	INTEREST EARNED	110,885	14	248,008	21
27	EXCHANGE PROFITS	841,856	104	1,284,386	107
28	GAIN DUE TO MONETARY POSITION	(549,579)	(68)	(488,737)	(41)
8	**OTHER FINANCIAL OPERATIONS**	**(27,292)**	**100**	**(190,872)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	200,266	734	(141,182)	(74)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(227,558)	(834)	(49,690)	(26)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**986,085**	**100**	**1,316,978**	**100**
32	INCOME TAX	1,500,247	152	1,176,447	89
33	DEFERED INCOME TAX	(744,038)	(75)	(107,775)	(8)
34	WORKERS' PROFIT SHARING	325,062	33	368,031	28
35	DEFERED WORKERS' PROFIT SHARING	(95,186)	(10)	(119,725)	(9)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	24,167,510	25,824,111
37	NET INCOME OF THE YEAR	1,585,923	1,909,362
38	NET SALES (**)	51,014,548	53,502,886
39	OPERATION INCOME (**)	7,430,420	8,204,075
40	NET INCOME OF MAYORITY INTEREST(**)	2,492,300	3,365,641
41	NET CONSOLIDATED INCOME (**)	3,603,925	3,777,343

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,755,753**	**1,353,937**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(49,487)	1,179,610
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,706,266**	**2,533,547**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	346,891	67,017
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,053,157**	**2,600,564**
6	CASH FLOW FROM EXTERNAL FINANCING	(2,865,427)	1,095,450
7	CASH FLOW FROM INTERNAL FINANCING	(411,667)	(320,043)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,277,094)**	**775,407**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,147,947)**	**(1,636,746)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,371,884)	1,739,225
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,861,853	5,080,955
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,489,969	6,820,180

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(49,487)**	**1,179,610**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	958,028	975,489
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,007,515)	204,121
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**346,891**	**67,017**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	318,415	579,442
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,161,455	1,795,156
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	250,696	1,445,105
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,344,390)	(3,239,482)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(39,285)	(513,204)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(2,865,427)**	**1,095,450**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,033,141)	(1,859,017)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,574,490)	3,783,291
25	+ DIVIDEND RECEIVED	577,821	488,688
26	+ OTHER FINANCING	(835,617)	(1,317,512)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(411,667)**	**(320,043)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(7,958)	(5,206)
31	(-) DIVIDENS PAID	(193,494)	(234,726)
32	+ PREMIUM ON SALE OF SHARES	(210,215)	(80,111)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,147,947)**	**(1,636,746)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(263,078)	(166,211)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(903,349)	(1,363,260)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	274,090	82,368
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	65,198	103,978
39	+ (-) OTHER ITEMS	(320,808)	(293,621)

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	7.26 %	5.24 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.54 %	13.43 %
3	NET INCOME TO TOTAL ASSETS (**)	5.81 %	4.40 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	31.30 %	36.10 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.82 times	0.62 times
7	NET SALES TO FIXED ASSETS (**)	1.49 times	1.55 times
8	INVENTORIES ROTATION (**)	3.96 times	3.90 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51 days	50 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.80 %	13.81 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.84 %	59.61 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.32 times	1.48 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.78 %	36.68 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	28.82 %	47.80 %
15	OPERATING INCOME TO INTEREST PAID	2.78 times	2.08 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.45 times	1.05 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.21 times	1.30 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66 times	0.92 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.56 times	0.65 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.03 %	26.86 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	7.06 %	9.81 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.44 %	0.26 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.73 times	1.34 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	87.44 %	141.27 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	12.56 %	(41.27) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	78.69 %	83.29

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.80	$ 3.76
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 3.67	$ 4.83
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.38	$ (0.62)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.45	$ 28.16
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.22 times	1.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.69 times	7.52 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	883,368,200			883,368,200	1,021,459	
TOTAL			**883,368,200**	**0**	**0**	**883,368,200**	**1,021,459**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
883,368,200
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	31,631,800	31.03000	29.93000

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT JULY 25 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**24,932,507**	**100**	**28,630,966**	**100**
2	**CURRENT ASSETS**	**469,717**	**2**	**2,581,017**	**9**
3	CASH AND SHORT-TERM INVESTMENTS	24,639	0	2,373,521	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	442,883	2	207,496	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	2,195	0	0	0
8	**LONG-TERM**	**23,750,730**	**95**	**25,666,437**	**90**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,617,547	95	25,666,437	90
11	OTHER INVESTMENTS	133,183	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,298**	**0**	**1,568**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,970	0	3,348	0
16	ACCUMULATED DEPRECIATION	1,672	0	1,780	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**710,762**	**3**	**81,620**	**0**
19	**OTHER ASSETS**	**0**	**0**	**300,324**	**1**
20	**TOTAL LIABILITIES**	**3,336,596**	**100**	**3,565,858**	**100**
21	**CURRENT LIABILITIES**	**1,803,879**	**54**	**2,061,440**	**58**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	720,000	22	1,213,874	34
24	STOCK MARKET LOANS	999,134	30	780,855	22
25	TAXES TO BE PAID	3,546	0	2,083	0
26	OTHER CURRENT LIABILITIES	81,199	2	64,628	2
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,532,717**	**46**	**1,504,418**	**42**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**21,595,911**	**100**	**25,065,108**	**100**
36	**CONTRIBUTED CAPITAL**	**7,084,522**	**33**	**9,750,161**	**39**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,021,459	5	1,360,291	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,345,443	20	5,809,825	23
39	PREMIUM ON SALES OF SHARES	1,717,620	8	2,580,045	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,511,389**	**67**	**15,314,947**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	45,599,658	211	44,813,036	179
43	REPURCHASE FUND OF SHARES	2,007,185	9	2,958,370	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(34,406,360)	(159)	(33,821,737)	(135)
45	NET INCOME FOR THE YEAR	1,310,906	6	1,365,278	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**24,639**	**100**	**2,373,521**	**100**
46	CASH	232	1	1,405,735	59
47	SHORT-TERM INVESTMENTS	24,407	99	967,786	41
18	**DEFERRED ASSETS (NET)**	**710,762**	**100**	**81,620**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	710,762	100	3,478	4
49	GOODWILL	0	0	78,142	96
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,803,879**	**100**	**2,061,440**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	100,055	5
53	MEXICAN PESOS LIABILITIES	1,803,879	100	1,961,385	95
24	**STOCK MARKET LOANS**	**999,134**	**100**	**780,855**	**100**
54	COMMERCIAL PAPER	999,134	100	780,855	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,199**	**100**	**64,628**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	35,642	55
58	OTHER CURRENT LIABILITIES WITHOUT COST	81,199	100	28,986	45
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0		0
60	MEXICAN PESOS LIABILITIES	0	0		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**1,532,717**	**100**	**1,504,418**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,532,717	100	1,504,418	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(34,406,360)**	**100**	**(33,821,737)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	218,771	1	218,771	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(34,625,131)	(101)	(34,040,508)	(101)

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(1,334,162)	519,577
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	883,368,200	890,250,000
78	REPURCHASED SHARES (*)	31,631,800	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**119,040**	**100**	**124,355**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**119,040**	**100**	**124,355**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**119,040**	**100**	**124,355**	**100**
6	TOTAL FINANCING COST	190,696	160	357,056	287
7	**INCOME AFTER FINANCING COST**	**(71,656)**	**(60)**	**(232,701)**	**(187)**
8	OTHER FINANCIAL OPERATIONS	19,290	16	(16,995)	(14)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(90,946)**	**(76)**	**(215,706)**	**(173)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(9,886)	(8)	(118,509)	(95)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(81,060)**	**(68)**	**(97,197)**	**(78)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,391,966	1,169	1,462,475	1,176
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,310,906**	**1,101**	**1,365,278**	**1,098**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,310,906**	**1,101**	**1,365,278**	**1,098**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,310,906**	**1,101**	**1,365,278**	**1,098**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**119,040**	**100**	**124,355**	**100**
21	DOMESTIC	119,040	100	124,355	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**190,696**	**100**	**357,056**	**100**
24	INTEREST PAID	346,019	181	161,093	45
25	EXCHANGE LOSSES	33,563	18	411,511	115
26	INTEREST EARNED	35,249	18	51,409	14
27	EXCHANGE PROFITS	104,508	55	173,534	49
28	GAIN DUE TO MONETARY POSITION	(49,129)	(26)	9,395	3
8	**OTHER FINANCIAL OPERATIONS**	**19,290**	**100**	**(16,995)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	33,187	172	(16,995)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(13,897)	(72)	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(9,886)**	**100**	**(118,509)**	**100**
32	INCOME TAX	0	0	(17,669)	(15)
33	DEFERED INCOME TAX	(9,886)	(100)	(100,840)	(85)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 2 YEAR **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	119,041	124,356
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	240,504	252,432
39	OPERATION INCOME (**)	240,504	252,432
41	NET CONSOLIDATED INCOME (**)	2,492,300	3,365,641

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,310,906**	**1,365,278**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,339,888)	(1,499,259)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(28,982)**	**(133,981)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	37,082	306,195
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**8,100**	**172,214**
6	CASH FLOW FROM EXTERNAL FINANCING	(443,606)	1,000,571
7	CASH FLOW FROM INTERNAL FINANCING	(218,173)	(85,317)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(661,779)**	**915,254**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(316,332)**	**(170,425)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(970,011)	917,043
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	994,650	1,456,478
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	24,639	2,373,521

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,339,888)**	**(1,499,259)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	350	372
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,340,238)	(1,499,631)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**37,082**	**306,195**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	75,852	457,626
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(38,770)	(151,431)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(443,606)**	**1,000,571**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,041,332)	310,605
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	597,726	698,263
26	+ OTHER FINANCING	0	(8,297)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(218,173)**	**(85,317)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(7,958)	(5,206)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(210,215)	(80,111)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(316,332)**	**(170,425)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(316,286)	(170,277)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(46)	(148)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,101.23	%	1,097.89	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.54	%	13.43	%
3	NET INCOME TO TOTAL ASSETS (**)	10.00	%	11.76	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.75	%	(0.69)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	185.29	times	160.99	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	34.00	%	15.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	13.38	%	12.45	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.15	times	0.14	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	2.81	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.34	times	0.77	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.07	times	0.07	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.26	times	1.25	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.26	times	1.25	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.14	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.37	%	115.14	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(24.35)	%	(107.74)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	31.15	%	246.23	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.02	times	1.07	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	67.03	%	109.32	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	32.97	%	(9.32)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.01	%	0.09	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.80	$ 3.76
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.80	$ 3.76
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.45	$ 28.16
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.22 times	1.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.69 times	7.52 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.